

December 6, 2012

<u>Via E-mail</u>
Mr. Daniel J. Moos
President and Chief Executive Officer
American Realty Investors, Inc.
1603 LBJ Freeway, Suite 300
Dallas, TX 75234

  RE: **American Realty Investors, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed April 4, 2012
    File No. 1-15663

Dear Mr. Moos:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Significant Real Estate Acquisitions/Dispositions and Financings, page 6</u>

1. Please tell us and revise in future filings in this section or in MD&A to disclose 1) how transaction prices were determined by the parties for significant related party transactions and 2) the business purpose of the transactions, including, but not limited to, how certain related party transactions "help facilitate an appropriate debt or organizational restructure." Refer to SEC Release 33-8056.

<u>Consolidated Statements of Operations, page 51</u>

2. Please revise in future filings to disclose either in the notes or on the face of the statements of operations amounts attributable to American Realty Investors, Inc. for any of the following, if reported in the consolidated financial statements: income from continuing operations, discontinued operations, and extraordinary items. In this regard, it

appears that your disclosure under the section "Amounts attributable to American Realty Investors, Inc." includes amounts attributable to the noncontrolling interests.

Consolidated Statements of Cash Flows, page 53

3. Please tell us how you determined it was appropriate to present sales proceeds gross of the loan assumptions and cite the authoritative literature upon which you relied.

Note 1. Organization and Summary of Significant Accounting Policies

Cost Capitalization, page 58

4. We note that you capitalize interest, real estate taxes, and certain operating expenses. Please clarify what is included in "certain operating expenses." Please expand your disclosure to discuss your policies related to salaries, general and administrative expenses, and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase.

Note 2. Real Estate

Provision for Asset Impairments, page 60

5. Please revise to disclose the facts and circumstances leading to impairment and the method or methods for determining fair value. Refer to ASC 360-10-50.

Acquisitions/Dispositions, page 60

6. We note that there have been numerous transactions with multiple entities described as related parties under common control. Please clarify the nature of the relationship with each and tell us how you determined that these entities are under common control.

7. Related to the comment above, we note that in several instances you have deferred recognition of the sale under ASC 360-20 due to continuing involvement. Please clarify the nature of your continuing involvement.

8. In addition, please tell us how you determined it was appropriate to recognize deferred gains on transfers of properties to entities under common control, rather than recording the excess of consideration received over the carrying amount of the properties as a capital contribution, and cite the authoritative literature upon which you relied. In your response, please clarify the degree to which these transfers involved cash consideration.

Note 3. Notes and Interest Receivable, page 69

9. We note that Realty Advisors Management, Inc. is not identified as a related party in the table included in Note 3. However, your disclosure on page 68 indicates that it is a related party under common control. Please advise.

Note 5. Investments in Unconsolidated Subsidiaries and Investees, page 70

10. Please tell us how you determined that Garden Centura, LP was not a variable interest entity and that you were not the primary beneficiary given that you guaranteed the notes payable and controlled day to day activities.

11. Related to the comment above, clarify whether you continue to guarantee the notes payable and control day to day activities.

Note 14. Operating Segments, page 82

12. Please tell us and disclose in future filings what is included in the "other" operating segment.

Note 16. Quarterly Results of Operations, page 86

13. We note that the amounts presented for the periods ended June 30, 2011 and September 30, 2011 do not match your Forms 10-Q for the same periods or the amounts presented as comparable periods in your Forms 10-Q for the periods ended June 30, 2012 and September 30, 2012. Specifically, amounts presented for net income (loss) applicable to common shares and weighted average common shares used in computing diluted earnings per share do not match. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant